UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025576 109

(CUSIP Number)

J. Casey Crenshaw

1655 Louisiana Street

Beaumont, Texas 77701

409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 025576 109

(1)	Names of Reporting Persons JCH Crenshaw Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,001,217 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,001,217 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,001,217 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.58% (1)

(14)	Type of Reporting Person (See Instructions) OO

       (1) Includes (i) 463,828 shares of common stock, par value $0.001 of the Company (“Common Stock”) currently held by JCH Crenshaw Holdings, LLC (“JCH”) and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, par value $0.001 per share, currently held by JCH and purchased pursuant to the Securities Purchase Agreement by and between the Company and JCH dated as of April 13, 2012 (the “Securities Purchase Agreement”) at $5.00 per share and repriced pursuant to the repricing agreement by and between the Company and JCH dated as of August 1, 2017 (the “Repricing Agreement”), at $2.26 per share (the “Series A Preferred Stock”), (y) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

       (2) Calculated based upon 11,291,025 shares Common Stock deemed to be outstanding, which includes (i) 8,753,636 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the Commission on May 15, 2018 (the “2018 Form 10-Q”) and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.

CUSIP No. 025576 109

(1)	Names of Reporting Persons J. Casey Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,001,217 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,001,217 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,001,217 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 26.58% (1)

(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 463,828 shares of Common Stock currently held by JCH and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock currently held by JCH, (y) exercise of the Series A Warrants currently held by JCH and (z) exercise of the Series B Warrants currently held by JCH.  J. Casey Crenshaw may be deemed to share voting and dispositive power over the securities held by JCH; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). J. Casey Crenshaw disclaims any beneficial ownership of the securities owned by JCH in excess of his pecuniary interest in such securities.

(2) Calculated based upon 11,291,025 shares Common Stock deemed to be outstanding, which includes (i) 8,753,636 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the 2018 Form 10-Q and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants.

This Amendment No. 4 to the Statement on Schedule 13D (this “Amendment No. 4”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American Electric Technologies, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), and  J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw” and, together with JCH, the “Reporting Persons”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2”), and Amendment No. 3 to the Original Schedule 13D filed on July 27, 2018 (“Amendment No. 3” and, collectively with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

The Reporting Persons intend (i) to resume confidential discussions with members of the Company’s management team and the Board of Directors (the “Board”) of the Company regarding the Company’s business, strategy, capital structure, results of operations and financial position, as well as alternative possible transactions involving the Company and the Reporting Persons’ investment in the Company, and (ii) to evaluate all available options as a holder of the Series A Preferred Stock, including, without limitation, forced redemption and conversion rights.  JCH intends to enter into a customary confidentiality agreement with the Company to facilitate all such discussions.  In connection with these discussions, the Reporting Persons have discussed, and expect to continue to discuss, and may make proposals with respect to, alternative possible transactions involving the Company and the Reporting Persons’ investment in the Company, which could include, among other things, a sale or other change in control of the Company, preferred or other equity investments in the Company, debt financing transactions involving the Company, mergers, asset sales or other business combination transactions involving the Company, and other alternative possible transactions involving the Company and the Reporting Persons’ investment in the Company.  The Reporting Persons or their affiliates may be party to, or have interests in, such alternative possible transactions.  These alternative possible transactions could relate to or result in matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  In addition, the Reporting Persons may engage in discussions with respect to the foregoing matters with the Company’s shareholders, lenders and other stakeholders.  However, there is no certainty that any transaction can or will be consummated as a result of any of the discussions contemplated above.

Notwithstanding anything contained herein, the Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically relating to the Company.  The Reporting Persons further reserve the right without prior notice (i) to add to or reduce their holdings in the Company at any time as circumstances warrant and (ii) to exercise any and all rights the Reporting Persons may have as a holder of Common Stock, the Series A Preferred Stock, the Series A Warrants or the Series B Warrants, whether in connection with such alternative possible transactions or otherwise.

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit D*:	Joint Filing Agreement

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 6, 2018	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit D*	Joint Filing Agreement.

*Filed herewith

Exhibit D

JOINT FILING AGREEMENT

The undersigned agree as follows:

(i) each of them is individually eligible to use the Amendment No. 4 to Schedule 13D to which this Exhibit is attached, and such Amendment No. 4 to Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Amendment No. 4 to Schedule 13D, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 6, 2018	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

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